Exhibit 99.1

Itau CorpBanca and Subsidiaries As of June 30, 2018 and 2017 and for the six months ended June 30, 2018 and 2017

The financial information of Itau CorpBanca as of June 30, 2018 and 2017 and for the six months ended June 30, 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Jun'18	Jun'17
Total Loans	21,135,759	21,003,319
Total Assets	29,330,838	28,958,630

Current accounts and demand deposits	4,148,966	4,355,763
Time deposits and savings accounts	9,888,226	9,957,387
Borrowings from financial institutions	2,346,109	2,073,996
Debt issued	6,021,007	6,391,368

Total Equity	3,497,546	3,457,961
Equity attributable to shareholders	3,270,559	3,232,620
Non-controlling interest	226,987	225,341

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	6M'18	6M'17
Net operating profit before loan losses	613,729	566,406
Provisions for loan losses	(119,740)	(136,231)
Operating expenses	(371,073)	(354,345)
Operating Income	122,916	75,830
Income from investments in associates and other companies	1,486	1,141
Income before taxes	124,402	76,971
Income tax expense	(23,067)	11,467
Net Income	101,335	88,438
Net income attributable to shareholders	100,697	89,021
Non-controlling interest	638	(583)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernandez	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer